================================================================================

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2005
                        Commission File Number: 001-14148

                       CANWEST GLOBAL COMMUNICATIONS CORP.
                 (Translation of registrant's name into English)

                                 3100 TD CENTRE
                               201 PORTAGE AVENUE
                               WINNIPEG, MANITOBA,
                                 CANADA R3B 3L7
                                 (204) 956-2025
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F                      Form 40-F [X]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________.

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                              No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

================================================================================

                                  EXHIBIT INDEX

Exhibit
Number       Description
------       -----------
1            CanWest Global Communications Corp. Interim Report to
             Shareholders for the Nine Months Ended May 31, 2005

2            CanWest Global Communications Corp. Consolidated
             Financial Statements for the Three and Nine Months
             Ended May 31, 2005 and May 31, 2004 (unaudited)

3            CanWest Global Communications Corp. Management
             Discussion and Analysis dated July 13, 2005

4            "Bare" Interim Certificate of Leonard Asper, Chief
             Executive Officer of CanWest Global Communications
             Corp. dated July 14, 2005

5            "Bare" Interim Certificate of John Maguire, Chief
             Financial Officer of CanWest Global Communications
             Corp. dated July 14, 2005

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CANWEST GLOBAL COMMUNICATIONS CORP.

Date: July 27, 2005                       By: /s/ JOHN E. MAGUIRE
                                              -----------------------------
                                              John E. Maguire
                                              Chief Financial Officer